United States securities and exchange commission logo





                             October 27, 2020

       Timothy Jones
       President and Chief Executive Officer
       RespireRx Pharmaceuticals Inc.
       126 Valley Road, Suite C
       Glen Rock, NJ 07452

                                                        Re: RespireRx
Pharmaceuticals Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 20,
2020
                                                            File No. 001-16467

       Dear Mr. Jones:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement, Filed October 20, 2020

       Proposal 1 - Approval of Amendment of Restated Certificate of Incorporation to Effect Reverse
       Stock Split
       Proposal 2 - Approval of Amendment of Restated Certificate of Incorporation to Increase
       Authorized Shares of Common Stock, page 3

   1. We note that the reverse stock split will not result in the reduction of your authorized common shares.
Additionally, we note that on page 3 you state that one purpose of
                                                        Proposal 2 is to
provide for an adequate number of shares of Common Stock available for future capital
raise transactions, including pursuant to Regulation A under the
                                                        Securities Act of 1933,
as amended.    Please disclose whether you have any current plans,
                                                        agreements,
arrangements, or understandings, written or oral, to issue the additional authorized shares that
may become available if Proposal 1 or Proposal 2 is approved.
                                                        Please also revise your
disclosure to discuss the potential dilutive effect of Proposals 1 and 2.
 Timothy Jones
RespireRx Pharmaceuticals Inc.
October 27, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-
5019 with any questions.



                                                          Sincerely,
FirstName LastNameTimothy Jones
                                                          Division of
Corporation Finance
Comapany NameRespireRx Pharmaceuticals Inc.
                                                          Office of Life
Sciences
October 27, 2020 Page 2
cc:       Elizabeth A. Diffley, Esq.
FirstName LastName